UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Beijing Wenxin Co., Ltd.
Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note:

TDH Holdings, Inc. (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2025 annual shareholder meeting. At the 2025 annual shareholder meeting of the Company held on October 29, 2025, a quorum was present, and three proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on September 26, 2025. The final results for the votes regarding each proposal are set forth below.

1.	Shareholders elected two (2) Class B directors to the Company’s Board of Directors to serve a term ending at the third succeeding annual meeting of stockholders in 2028 or until the respective successor is duly elected and qualified. The votes for the nominee were as follows:

	For	Withhold
Qiu Li (Class B director)	7,893,254	27,753
Caifen Zou (Class B director)	7,893,245	27,762

2.	Shareholders ratified the selection of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. The votes regarding this proposal were as follows:

For	Against	Abstained
7,909,677	5,309	6,021

3.	Such other business as may properly come before the meeting or any adjournment thereof was approved by the shareholders. The votes regarding this proposal were as follows:

For	Against	Abstained
7,896,264	18,905	5,838

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: October 30, 2025

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